Exhibit (a)(5)(F)

For immediate release

Contacts:

Investors	Media
Mike Knapp	Melissa York
Knowles Investor Relations	Knowles Communications
630-238-5236	630-238-5242
Mike.Knapp@Knowles.com	Melissa.York@Knowles.com

Knowles Completes Acquisition of Audience, Inc.

ITASCA, Ill. – July 1, 2015 – Knowles Corporation (NYSE: KN), a market leader and global supplier of advanced micro-acoustic solutions and specialty components, today announced the successful completion of its cash and stock tender offer for all the outstanding shares of common stock of Audience, Inc. The acquisition will expand Knowles’ existing expertise in intelligent audio and signal processing solutions through Audience’s strong engineering team and robust patent portfolio. The highly complementary product and technology portfolios will enable Knowles to deliver comprehensive audio solutions to its customers.

The offer expired as scheduled at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on June 30, 2015. Following the expiration of the offer, Knowles caused the completion of the merger of a wholly owned subsidiary of Knowles with and into Audience, as a result of which Audience became a wholly owned subsidiary of Knowles.

Based on preliminary information from the exchange agent for the offer, 21,349,817 shares, representing over 89.1 percent of the outstanding shares of common stock of Audience as of the close of business on June 30, 2015, were validly tendered and not validly withdrawn prior to the expiration of the offer. All of such shares have been accepted for payment in accordance with the terms of the offer, including 1,534,095 of such shares that were tendered pursuant to the offer’s guaranteed delivery procedure.

As previously announced, Knowles and Audience signed a definitive merger agreement for Knowles to acquire Audience in a stock and cash merger transaction. Pursuant to the merger agreement, each share of common stock of Audience not accepted for payment in the offer, other than those held by Knowles or Audience or their respective subsidiaries, or holders who properly exercise appraisal rights, was converted into the right to receive $2.51 per share in cash, without interest, and 0.13207 shares of Knowles common stock in the merger contemplated by the merger agreement.

“As we continue on our journey from an acoustic components company to an audio solutions organization, this acquisition expands our ability to deliver intelligent audio solutions,” said Jeffrey Niew, President and CEO of Knowles. “We have complementary products and technologies, which uniquely positions us to optimize the audio signal path to enhance performance and enable new applications. Together we plan to enhance shareholder value by providing our customers with highly differentiated products and technologies.”

Audience will be incorporated into Knowles with the integration expected to be accretive by Q4 of 2016 and generate annual cost synergies of approximately $25 million, primarily from efficiencies in the areas of manufacturing, procurement, logistics and general and administrative functions. As a result of the acquisition, Audience common stock will cease trading on the NASDAQ Stock Market.

About Knowles

Knowles Corporation (NYSE: KN) is a market leader and global supplier of advanced micro-acoustic solutions and specialty components serving the mobile communications, consumer electronics, medical technology, military, aerospace and industrial markets. Knowles has a leading position in micro-electro-mechanical systems microphones, speakers and receivers which are used in smartphones, tablets and mobile handsets. Knowles is also a leading manufacturer of transducers used in hearing aids and other medical devices and has a strong position in oscillators (timing devices) and capacitor components which enable various types of communication. Knowles’ focus on the customer, combined with unique technology, rigorous testing and global scale, helps to deliver innovative solutions and consistently dependable and precise products. Founded in 1946 and headquartered in Itasca, Illinois, Knowles has more than 13,000 employees in 15 countries around the world. For more information, visit www.knowles.com.

Forward Looking Statements

This communication contains certain statements regarding business strategies, market potential, future financial performance, future action, results and other statements that do not directly relate to any historical or current fact which are “forward-looking” statements within the meaning of the safe harbor provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “estimate,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “objective,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are based on current plans, expectations, forecasts and assumptions and are subject to risks, uncertainties and other factors that could cause actual outcomes or results to differ materially from those projected, anticipated or implied in these forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will be achieved or accomplished. Many factors could cause actual results or events to differ materially from those anticipated, including: the anticipated benefits of the acquisition, including synergies, may not be realized; the integration of Audience’s operations with those of Knowles may be materially delayed or may be more costly or difficult than expected; the effects of disruption from the acquisition may make it more difficult to maintain relationships with employees (including potential difficulties in employee retention), collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of Knowles’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this communication and those matters described under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Knowles’ Annual Report on Form 10-K for the year ended December 31, 2014, subsequent Reports on Forms 10-Q and 8-K, the Schedule TO relating to the offer and other filings Knowles makes with the Securities and Exchange Commission. Any forward-looking statement speaks of as of the date on which it is made and Knowles does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

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